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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO. _________)*

                              Instinet Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock Par Value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   457750 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                    12/31/02
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

             This schedule is being filed pursuant to Rule 13a-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (10-88)

                                     Page 1

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-------------------------------------------------------------------------------
CUSIP NO. 457750 107                  13G                                PAGE 2
-------------------------------------------------------------------------------

 1    NAME OF REPORTING PERSON S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

      TA IX L.P.                                        04-3520503
      TA/Advent VIIl L.P.                               04-3334380
      Advent Atlantic and Pacific III L.P.              04-3299318
      TA/Atlantic and Pacific IV L.P.                   04-3465628
      TA Executives Fund LLC                            04-3398534
      TA Investors LLC                                  04-3395404
-------------------------------------------------------------------------------
 2    CHECK THE BOX IF A MEMBER OF A GROUP*
                                                                        (A) X
                                                                        (B)
-------------------------------------------------------------------------------
 3    SEC USE ONLY

-------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      TA IX L.P.                                        Delaware
      TA/Advent VIIl L.P.                               Delaware
      Advent Atlantic and Pacific III L.P.              Delaware
      TA/Atlantic and Pacific IV L.P.                   Delaware
      TA Executives Fund LLC                            Delaware
      TA Investors LLC                                  Delaware
--------------------------------------------------------------------------------
                        5    SOLE VOTING POWER

                             TA IX L.P.                               7,236,647
                             TA/Advent VIIl L.P.                      6,424,622
                             Advent Atlantic and Pacific III L.P.     1,165,047
                             TA/Atlantic and Pacific IV L.P.          3,308,698
                             TA Executives Fund LLC                     154,238
                             TA Investors LLC                           273,227
                             ---------------------------------------------------
                        6    SHARED VOTING POWER
     NUMBER OF
       SHARES
    BENEFICIALLY                        N/A
      OWNED BY
        EACH                 ---------------------------------------------------
      REPORTING         7    SOLE DISPOSITIVE POWER
        WITH
                             TA IX L.P.                               7,236,647
                             TA/Advent VIIl L.P.                      6,424,622
                             Advent Atlantic and Pacific III L.P.     1,165,047
                             TA/Atlantic and Pacific IV L.P.          3,308,698
                             TA Executives Fund LLC                     154,238
                             TA Investors LLC                           273,227
                             ---------------------------------------------------
                        8    SHARED DISPOSITIVE POWER

                                       N/A


--------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      TA IX L.P.                                                      7,236,647
      TA/Advent VIIl L.P.                                             6,424,622
      Advent Atlantic and Pacific III L.P.                            1,165,047
      TA/Atlantic and Pacific IV L.P.                                 3,308,698
      TA Executives Fund LLC                                            154,238
      TA Investors LLC                                                  273,227
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      TA IX L.P.                                                      2.20%
      TA/Advent VIIl L.P.                                             1.95%
      Advent Atlantic and Pacific III L.P.                            0.35%
      TA/Atlantic and Pacific IV L.P.                                 1.00%
      TA Executives Fund LLC                                          0.05%
      TA Investors LLC                                                0.08%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      Four Limited Partnerships
      Two Limited Liability Companies
--------------------------------------------------------------------------------

                       SEE INSTRUCTION BEFORE FILLING OUT!

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ATTACHMENT TO FORM 13G                                                    PAGE 3

ITEM 1 (A)        NAME OF ISSUER: Instinet Group Inc.

ITEM 1 (B)        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                  3 Times Square
                  New York, NY  10036

ITEM 2 (A)        NAME OF PERSON FILING:
                  TA IX L.P.
                  TA/Advent VIII L.P
                  Advent Atlantic and Pacific III L.P.
                  TA/Atlantic and Pacific IV L.P.
                  TA Executives Fund LLC
                  TA Investors LLC

ITEM 2 (B)        ADDRESS OF PRINCIPAL BUSINESS OFFICE:
                  c/o TA Associates
                  125 High Street, Suite 2500
                  Boston, MA  02110

ITEM 2 (C)        CITIZENSHIP: Not Applicable

ITEM 2 (D)        TITLE AND CLASS OF SECURITIES: Common

ITEM 2 (E)        CUSIP NUMBER: 457750 10 7

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1 (B) OR 13D-2 (B), CHECK WHETHER THE PERSON FILING IS A: Not Applicable

ITEM 4            OWNERSHIP

ITEM 4 (A)        AMOUNT BENEFICIALLY OWNED:                                    COMMON STOCK
                                                                                ------------
                  TA IX L.P.                                                     7,236,647
                  TA/Advent VIII L.P                                             6,424,622
                  Advent Atlantic and Pacific III L.P.                           1,165,047
                  TA/Atlantic and Pacific IV L.P.                                3,308,698
                  TA Executives Fund LLC                                           154,238
                  TA Investors LLC                                                 273,227


ITEM 4 (B)        PERCENT OF CLASS:                                             PERCENTAGE
                                                                                ----------
                  TA IX L.P.                                                      2.20%
                  TA/Advent VIII L.P                                              1.95%
                  Advent Atlantic and Pacific III L.P.                            0.35%
                  TA/Atlantic and Pacific IV L.P.                                 1.00%
                  TA Executives Fund LLC                                          0.05%
                  TA Investors LLC                                                0.08%


ITEM 4 (C) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (I)    SOLE POWER TO VOTE OR DIRECT THE VOTE:                 COMMON STOCK
                                                                                ------------
                  TA IX L.P.                                                     7,236,647
                  TA/Advent VIII L.P                                             6,424,622
                  Advent Atlantic and Pacific III L.P.                           1,165,047
                  TA/Atlantic and Pacific IV L.P.                                3,308,698
                  TA Executives Fund LLC                                           154,238
                  TA Investors LLC                                                 273,227

                  (II)   SHARED POWER TO VOTE OR DIRECT THE VOTE:                   N/A
                  (III)  SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION:       COMMON STOCK
                                                                                ------------
                  TA IX L.P.                                                     7,236,647
                  TA/Advent VIII L.P                                             6,424,622
                  Advent Atlantic and Pacific III L.P.                           1,165,047
                  TA/Atlantic and Pacific IV L.P.                                3,308,698
                  TA Executives Fund LLC                                           154,238
                  TA Investors LLC                                                 273,227

                  (IV)   SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION:         N/A

ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: Not Applicable

ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:
                  Not Applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY THAT ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  Not Applicable

ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
                  This schedule 13G is filed pursuant to Rule 13d-1 (d). For the agreement of the TA group members to a joint filing, see below.

                  The TA Associates group of funds is party to a Stockholders Agreement, dated as of June 9, 2002, between the Issuer, entities affiliated with Reuters Group PLC, entities affiliated with Bain Capital, entities affiliated with Goodwin Procter LLP, and entities affiliated with Silver Lake Partners, L.P. An exhibit listing each party to the Stockholders Agreement is attached hereto. The Stockholders Agreement requires the parties to vote their Common Stock for directors that are designated in accordance with the provisions of the Stockholders Agreement. In addition, the Stockholders Agreement requires, under certain circumstances, the parties to vote their shares of Common Stock in favor of certain equity issuances by the Issuer and imposes certain restrictions on sales of Common Stock by the parties. The aggregate number of shares of Common Stock owned by the parties to the Stockholders Agreement, based on information provided to TA Associates by the other parties to the Stockholders Agreement, is 250,290,907 shares. The share ownership reported for TA Associates does not include any shares owned by the other parties to the Stockholders Agreement. TA Associates disclaims beneficial ownership of any shares of Common Stock owned by the other parties to the Stockholders Agreement.

ITEM 9            NOTICE OF DISSOLUTION OF GROUP: Not Applicable

ITEM 10           CERTIFICATION: Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AGREEMENT FOR JOINT FILING

TA IX L.P., TA/Advent VIII L.P., Advent Atlantic and Pacific III L.P., TA/Atlantic and Pacific IV L.P., TA Executives Fund LLC and TA Investors LLC, hereby agree that TA Associates shall file with the Securities and Exchange Commission a joint schedule 13G on behalf of the above-named parties concerning their beneficial ownership of Instinet Group, Inc.

Dated:

TA IX L.P.
By:  TA Associates IX LLC., its General Partner
By:  TA Associates, Inc. its Manager

By:
     ---------------------------------------------------------
     Thomas P. Alber, Chief Financial Officer

TA/ADVENT VIII L.P.
By:  TA Associates VIII LLC, its General Partner
By:  TA Associates, Inc. its Manager

By:
     ---------------------------------------------------------
     Thomas P. Alber, Chief Financial Officer

ADVENT ATLANTIC AND PACIFIC III L.P.
By:  TA Associates AAP III Partners L.P., its General Partner
By:  TA Associates, Inc. its General Partner

By:
     ---------------------------------------------------------
     Thomas P. Alber, Chief Financial Officer

TA/ATLANTIC AND PACIFIC IV L.P.
By:  TA Associates AP IV L.P., its General Partner
By:  TA Associates, Inc. its General Partner

By:
     ---------------------------------------------------------
     Thomas P. Alber, Chief Financial Officer

TA EXECUTIVES FUND LLC
By : TA Associates, Inc., its Manager

By:
     ---------------------------------------------------------
     Thomas P. Alber, Chief Financial Officer

TA INVESTORS LLC
By : TA Associates, Inc., its Manager

By:
     ---------------------------------------------------------
     Thomas P. Alber, Chief Financial Officer

                                    Exhibit
                     Parties to the Stockholders Agreement


1.   Instinet Group Incorporated
2.   Bain Capital Fund VII, LLC
3.   Bain Capital VII Coinvestment Fund, LLC
4.   BCI Datek Investors, LLC
5.   BCIP Associates II
6.   BCIP Associates II-B
7.   BCIP Trust Associates II
8.   BCIP Trust Associates II-B
9.   Silver Lake Partners, L.P.
10.  Silver Lake Investors, L.P.
11.  Silver Lake Technology Investors, L.L.C.
12.  TA/Advent VIII, L.P.
13.  TA Executives Fund, LLC
14.  TA Investors, LLC
15.  TA Atlantic & Pacific IV, L.P.
16.  TA IX, L.P.
17.  Advent Atlantic & Pacific III, L.P.
18.  1998 GPH Fund, LLC
19.  GPH DT Partners
20.  2000 Exchange Place Fund, LLC
21.  Reuters Limited
22.  Reuters C Corp
23.  Reuters Holdings Switzerland SA